14008580

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Alternative Securities Market, LLC

Commission File Number: 0001626515

CALIFORNIA

UNITED STATES:
Alternative Securities Market, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386

6199 – Finance Services
(Primary Standard Industrial Classification Code Number)

47-2395422
(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven J. Muehler	Senior Managing Member

Mailing: C/O: Alternative Securities Markets Group Corp., 4050 Glencoe Avenue, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Market, LLC affiliates who own 5% or more of any class of our Equity Membership Units:

Name and Address of Record Owner	Membership Units of Record Owned	% of Membership Units of Record Owned
Alternative Securities Markets Group Corporation (1) (2) (3)	1,000 Equity Membership Units	100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Senior Managing Member of Alternative Securities Market, LLC
(3) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

All Members of:

Alternative Securities Market, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no specified Counsel or Underwriter(s) associated with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- Florida
- New York
- Illinois
- Texas
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website, which is as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation.

- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Market, LLC** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Limited Liability Company in December of 2014. Since its formation, the Company has issued ONE THOUSAND (1,000) Equity Membership Units as illustrated below:

Name & Address	Amount Owned
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Alternative Securities Market, LLC

Best Efforts Offering of 50,000 Secured Investment Certificates

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKET, LLC, a California Limited Liability Company (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $100 and in multiples of $100. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 32 of this Registration Statement. The Interest Rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 32 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of November 3rd, 2014.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF NOVEMBER 3rd, 2014
6 MONTHS	Prime Plus 5%	8.25%
9 MONTHS	Prime Plus 6%	9.25%
12 MONTHS	Prime Plus 7%	10.25%
15 MONTHS	Prime Plus 8%	11.25%
18 MONTHS	Prime Plus 9%	12.25%

The Initial Rates set forth above will be effective only for Certificates issued between November 3rd, 2014 and November 28th, 2014. The Interest Rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web page: http://www.AlternativeSecuritiesMarket.com.

The Company may prepay some or all of the Certificates at any time prior to their Maturity without premium or penalty.

The Company will pay Interest on Certificates Quarterly, Semi-annually or at Maturity, at the Holder's option. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will notify the Holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify in ten business days before the Maturity Date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate rollover will be automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company based on the same term as the original Certificate. The Holder may elect to rollover all, or a portion of, the Certificates it owns. To determine the Interest Rate applicable to the rolled-over Certificate, Holders should call the Company at (213) 407-4386, or consult the web page at: http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of Interest Payments will be identical to the frequency of the Original Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" on page 34 of this Registration Statement.

The Company is offering the Certificates directly to Investors through its Officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan for Distribution" on page 16 of this Registration Statement.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after the Offering is qualified by the United States Securities and Exchange Commission (The "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation to an offer to buy, nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such State.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURED INVESTMENT CERTIFICATES.

THESE SECURED INVESTMENT CERTIFICATES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURED INVESTMENT CERTIFICATES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURED INVESTMENT CERTIFICATES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOVEMBER 18th, 2014

ITEM 2: DISTRIBUTION SPREAD

	Number of Certificates	Offering Price (1)	Selling Commissions (2)	Proceeds to Company
Per Certificate	------	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) The Company is paying directly the costs of the Offering, which are estimated to be approximately $50,000.
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUERER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURED INVESTMENT CERTIFICATES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURED INVESTMENT CERTIFICATES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURED INVESTMENT CERTIFICATES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURED INVESTMENT CERTIFICATES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

RISKS ASSOCIATED WITH INVESTMENT IN THE ALTERNATIVE SECURITIES MARKET, LLC

Investing in the Company's Secured Investment Certificates is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Market, LLC commenced operations in December of 2014. The Company was formed as a California Limited Liability Company. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Market, LLC will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Managing Member, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler. Along with being the Managing Member of the Company, Mr. Muehler is also the Founder, Chief Executive Officer and Chairman of the Board of Directors for Alternative Securities Markets Group Corporation. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 15-20 hours per week to the Management of the Company.

Risks of Borrowing

The Company does not intend to incur any additional debt beyond the debt commitments provided in this offering. Should the Company incur additional debt in the future, additional possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the

Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Managing Member with respect to application and allocation of the net proceeds of this Offering. Investors for the Secured Investment Certificates offered hereby will be entrusting their funds to the Company's Managing Member, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

There is no minimum amount of Secured Investment Certificates that need to be sold in this offering for the Company to access the investment funds is. All Investor funds will be transferred from the Company's Investment Deposit Account to the Company's General Business Operation Account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secured Investment Certificates at any time, regardless of the number of Secured Investment Certificates that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Secured Investment Certificates is not fully subscribed.

Control by Management

As of December 1st, 2014 the Alternative Securities Markets Group Corporation owned 100% of the Company's outstanding Equity Membership Units. Mr. Steven J. Muehler, is the Sole Shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation, and the Managing Member of Alternative Securities Market, LLC. Upon completion of this Offering, the Alternative Securities Markets Group Corporation will own 100% of the issued and outstanding Equity Membership Units. Investors of the Company's Secured Investment Certificates will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secured Investment Certificates are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Units would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Member deems it necessary. As a result, the Company's Secured Investment Certificates are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secured Investment Certificates to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secured Investment Certificates to trading on an "Over-the-Counter" or "Open Market", though the Company *may* choose to convert to a Stock Corporation within the next Five Years and submit an S-1 or Form 10 Filing. There can be no assurance that a liquid market for the Secured Investment Certificates will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secured Investment Certificates easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secured Investment Certificates and investors wishing to sell the Secured Investment Certificates might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secured Investment Certificates which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an Issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Investment Certificate holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Long Term Nature of Investment

An investment in the Company's Secured Investment Certificates may be long term and illiquid. As discussed above, the offer and sale of the Secured Investment Certificates will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Secured Investment Certificates must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Secured Investment Certificates are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secured Investment Certificates were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secured Investment Certificates. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Secured Investment Certificates offered has been arbitrarily established by the current Managing Member of the Company. Considering such matters as the state of the Company's business development and the general condition of the industry in which it operates, the Offering price bears little relationship to the assets, net worth, or any other objective criteria.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – *"ALTERNATIVE SECURITIES MARKET"*

The Alternative Securities Market's Business Model Depends upon the Development and Maintenance of Strong Referral Relationships with Investment Banking Firms, Professional Services Firms and Private Equity and Venture Capital Funds.

If the Alternative Securities Market fails to maintain its relationship with key firms, or if the Alternative Securities Market fails to establish strong referral relationships with other firms or other sources of investment opportunities, the Alternative Securities Market's "Market Segments" will not be able to grow their portfolio and achieve their investment objectives, affecting the ability of the Company to pay the agreed interest or dividend in the time frame agreed, if at all. In addition, persons with whom the Alternative Securities Market has informal relationships are not obligated to inform the Alternative Securities Market of investment opportunities and therefore such relationships may not lead to the origination of portfolio investments by the Company.

The Company May Not Realize Any Income or Gains from its Equity Investments, and May Not be able to Pay the Investors its Agreed Return or Dividend On-time, if At All

The Company intends to invest a substantial portion of its portfolio in equity securities, including common stock, convertible preferred securities and debt securities convertible into debt and equity securities of its "Market Segment" portfolio of companies. The Company may receive warrants as part of any debt or equity investments. These equity interests the Company acquires may not appreciate in value and, in fact, may decline in value if the portfolio company fails to perform financially or achieve its growth objectives. The Company will generally have little, if any, control over the timing of any gains it may realize from its equity investments since the securities of the Company's portfolio companies may have restrictions on their transfer or may not have an active trading market.

Equity Investments also have experienced significantly more volatility in their returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value. Also, prices of equity investments are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock investments to which the Company has exposure. Equity prices fluctuate for several reasons including changes in the investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Since the Company intends to invest principally in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities, of primarily micro-cap companies, the Company's primary emphasis will be to generate capital gains through its equity investments in portfolio companies. Accordingly, ***although the Company expects to receive current income in the form of interest payments on its convertible debt investments and dividend payments on its convertible preferred equity investments, a substantial portion of the Company's income will likely be from the capital gains generated from the sale of its equity investments, the timing of which the Company's Managers cannot predict.*** The Company does not expect to generate capital gains from the sale of its portfolio investments on a level or uniform basis from quarter to quarter.

While the Company's investments will typically be made in private companies, the Company expects that these companies will become public reporting companies with their common stock being typically initially quoted on the OTC Market ("Over-the-Counter" Market). The Company does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Company also does not expect the common stock in its publicly traded portfolio companies to initially have a large number of freely tradable shares available for sale or an active secondary trading market and, as such, the common stock will not be illiquid until an active market develops. The Company believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing which may not occur until twelve to eighteen months after follow-on investments are made, if at all. The Company's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Company's portfolio companies will obtain either an OTC

Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the common stock of the Company's publicly traded portfolio companies.

Accordingly, The Company may not be able to realize gains from its equity interests, and any gains that the Company does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Company experiences. Furthermore, due to the expected growth of the Company's portfolio companies, the Company does not generally expect to receive dividend income from its common stock investments. In the case of cumulative preferred stock, there is no assurance that any dividends will ever be paid by a portfolio company.

The Company expects to Concentrate its holdings in Micro-Cap Companies, which are Subject to Many Risks, including Periodic Downturns

The Company expects to concentrate its holdings in what the Company believes are "public ready" micro-cap companies. Under negative economic conditions, this could cause the Company's investment performance to be worse than business development companies with no such concentration. The Company may avoid acquiring certain securities in certain micro-cap companies when it is otherwise advantageous to purchase those securities or may sell certain securities of micro-cap companies when it is otherwise advantageous to hold those securities. In general, the Alternative Securities Market's focus on micro-cap companies may affect its exposure to certain market segments, which may affect the Company's financial performance — positively or negatively — and further affecting the Company's ability to make dividend or promised returns to Investors, on-time, or if at all - depending on whether these segments are in or out of favor.

The revenues, income (or losses) and valuations of micro-cap companies, can and often do fluctuate suddenly and dramatically. There is no assurance that decreases in market capitalizations will not occur, or that any decreases in valuations will be insubstantial or temporary in nature. Also, the Company's portfolio companies may face considerably more risk of loss and may not have the same returns as companies in other industry sectors due to their growth nature.

Even if the Company's portfolio companies are successful in becoming publicly-traded companies, there is no assurance that they will be able to achieve their projected revenue and earnings targets or effectively maintain their status as public reporting companies. In such case, there may be little or no demand for the securities of the Company's portfolio companies in the public markets, the Company may have difficulty disposing of its investments, and the value of the Company's investments may decline substantially, each of which could affect the Company's ability to pay agreed upon returns or dividends to the Company on-time, if at all.

The Value of the Company's Portfolio Securities May Not have a Readily Available Market Price and, in such case, the Company will Value these Securities at Fair Value as Determined in Good Faith by the Company's Managing Member, which Valuation is Inherently Subjective and May Not Reflect what the Company may Actually Realize for the Sale of the Investment

The value of the Company's portfolio securities may not have readily available market prices. In such case, the Company will value these securities at fair value as determined in good faith by the Company's Managing Member, based upon the recommendation of the Company's Valuation Committee. In connection with that determination, investment professionals from the Alternative Securities Markets Group Corporation will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts. The Company's Managing Member will also utilize the services of a third-party valuation firm, which will prepare valuations for each of the Company's portfolio investments for which no market quotations are readily available.

Even if the Equity Securities of the Company's Public Portfolio Companies may be Sold in the Public Markets, the Company expects these Securities will Initially be Thinly Traded and, as a Result, the Lack of Liquidity in the Company's Holdings may Adversely Affect the Alternative Securities Market's Business, and will Delay Distributions of Gains, if any

While the Company's holdings will typically be in private companies, the Company expects that, as part of the Company's investment process, these companies will become public reporting companies with their common stock typically being initially quoted on the OTC Market (OTCQB or OTCQX). The Company does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Company does not expect the common stock in its public portfolio companies to initially have an active secondary trading market and, as such, these securities will be illiquid until an active market develops. The Company believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing, which the Company does not expect to occur until eighteen to twenty-four months after the initial investment and listing on the Alternative Securities Market (***www.AlternativeSecuritiesMarket.com***) is completed, if at all. The Company's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Company's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the securities of the Company's publicly traded portfolio companies.

The Company expects substantially all of the common stock the Company acquires in a portfolio company will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). As restricted securities, these shares may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to the requirements of Rule 144 or other applicable exemption from registration under the Securities Act, and in accordance with any applicable state securities laws. Typically, the Company will seek to obtain registration rights in connection with its acquisition of equity securities in a portfolio company. As such, the portfolio company will generally be required to file a resale registration statement under the Securities Act to register for resale the shares of common stock the Company has acquired. Notwithstanding such registration rights, the Company will be largely unable to control the timing of completion of any such registration process given external factors beyond the Company's control. Even if a resale registration statement is declared effective, there can be no assurances that the occurrence of subsequent events may not preclude a portfolio company's ability to maintain the effectiveness of such registration statement. Any of the foregoing items could have adverse effects on the liquidity of the Company's shares of common stock.

In addition, the SEC has recently disclosed that it has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in PIPE transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form S-3 to register its securities. The SEC has indicated its position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act ("Rule 415"), which generally permits the offer and sale of securities by selling shareholders on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. The Company believes that the SEC in most cases would permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.

SEC staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since the Company's portfolio companies will have little or no tradable shares of common stock, it is unclear as to how many, if any shares of common stock the SEC will permit the Company's portfolio companies to register for resale. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that the Company reduce or "cut back" the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that the liquidity in the common stock of the Company's portfolio companies may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company's portfolio company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires the Company's portfolio company to file a primary registration statement.

In the event the Company's portfolio companies are unable to register their common stock for resale under the Securities Act, the Company may be able to resell its common stock investments pursuant to an exemption from the registration requirements under the Securities Act if the Company meets the conditions of Rule 144. Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his/her/its restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months. However, an affiliated person may sell his/her/its restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.

In some cases, the Company may be deemed an affiliate of its portfolio companies based on the Company's level of stock ownership or the Company's ability to influence control over its portfolio company. As such, in the absence of an effective registration statement for the Company's shares, the Company may be limited in the number of shares it may be able to sell in any three months period under Rule 144. This illiquidity may make it difficult for the Company to sell such investments if the need arises. Also, if the Company is required to liquidate all or a portion of its portfolio quickly, the Company may realize significantly less than the value at which it has previously recorded its investments and/or holdings, which may cause the Company to be unable to make interest or dividend payments to the Investor(s) in the agreed to timeline, if even at all.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received by the Company in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a registration statement, may have a depressive effect upon the price of the common stock of the Company's portfolio companies in any market that may develop.

Because the Company likely will Not Hold Controlling Equity Interests in its Portfolio Companies, the Company may not be in a Position to Exercise Control Over Such Portfolio Companies or to Prevent Decisions by Management of such Portfolio Companies that Could Decrease the Value of the Company's Holdings in the Portfolio Company

The Company's equity holdings will typically be non-controlling, meaning the Company will not be in a position to control the management, operation and strategic decision-making of the companies the Company has holdings in. As a result, the Company will be subject to the risk that a portfolio company it does not control, or in which the Company does not have a majority ownership position, may make business decisions with which the Company disagrees, and the stockholders and management of such a portfolio company may take risks or otherwise act in ways that are adverse to the Company's interests. Due to the lack of liquidity for the debt and equity holdings that the Company will typically hold in its portfolio companies, the Company may not be able to dispose of its holdings in the event that the Company disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of the Company's holdings.

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ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 50,000 Secured Investment Certificates (the "Certificates") of Alternative Securities Market, LLC. The Certificates offered through this Offering have no voting rights and are not convertible to equity membership units of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 Secured Investment Certificates, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Managing Member, Mr. Steven J. Muehler. There are no plans to stabilize the market for the Secured Investment Certificates to be offered. Investors can purchase Secured Investment Certificates directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secured Investment Certificates can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secured Investment Certificates.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.AlternativeSecuritiesMarket.com**.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Market, LLC**. And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secured Investment Certificates.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secured Investment Certificates

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	$5,000,000	100%	$0.00	0%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$50,000	1%	$0.00	0%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) No Secured Investment Certificates will be Sold by "Broker Dealers"

Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS COMPANY OPERATIONS	DOLLAR TOTAL	PERCENTAGE TOTAL
One Year Managing Member Salary	$150,000	3.0%
Market Operations Manager	$75,000	1.5%
Listing Specialist / Issuer Relations	$60,000	1.2%
Listing Specialist / Issuer Relations	$60,000	1.2%
Listing Specialist / Issuer Relations	$60,000	1.2%
Listing Specialist / Issuer Relations	$60,000	1.2%
Listing Specialist / Issuer Relations	$60,000	1.2%

Listing Specialist / Issuer Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Investor Relations	**$60,000**	**1.2%**
Securities Compliance Officer	**$60,000**	**1.2%**
Securities Compliance Officer	**$60,000**	**1.2%**
Office Rent & Supplies	**$325,000**	**6.5%**
USE OF INVESTMENT FUNDS PORTFOLIO COMPANY INVESTMENTS	**DOLLAR TOTAL** ***(numbers based on an average offering of $2,500,000)***	**PERCENTAGE TOTAL** ***(numbers based on an average offering of $2,500,000)***
Regulation A Registration Statement Drafting, Printing, Binding and Shipping Costs for 200 companies	**$2,750 Per Company** **$550,000 Total**	**11%**
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of California (through the NASAA Coordinated Review and Registration Program) for 200 companies	**$200 plus 1/5 of 1% of the Offering = (5,000)** **$1,000,000 Total**	**20%**
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of New York (through the NASAA Coordinated Review and Registration Program) for 200 companies	**$1,200 Per Offering over $500,000 = ($1,200)** **$240,000 Total**	**4.8%**
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of Florida (through the NASAA Coordinated Review and Registration Program) for 200 companies	**$1,000 Per Offering over $500,000 = ($1,000)** **$200,000 Total**	**4.0%**

Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of Texas (through the NASAA Coordinated Review and Registration Program) for 250 companies	$100 plus 1/10 of 1% of the Offering = ($2,600) $520,000 Total	10.4%
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of New Jersey (through the NASAA Coordinated Review and Registration Program) for 250 companies	$1,000 Per Offering = ($1,000) $200,000 Total	4.0%
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of Pennsylvania (through the NASAA Coordinated Review and Registration Program) for 250 companies	$500 plus 1/20 of 1% of the Offering = ($1,750) $350,000 Total	7.0%
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of Nevada (through the NASAA Coordinated Review and Registration Program) for 250 companies	0.02% of the Offering = ($500) $100,000 Total	2.0%
Regulation A Registration of a Public Securities Offering Pursuant to SEC Regulation A in the State of Arizona (through the NASAA Coordinated Review and Registration Program) for 250 companies	1/10 of 1% of the Offering = ($2,500) $500,000 Total	10.0%
TOTALS		
• Company Operations	$1,290,000	25.8%
• Investment Operations	$3,660,000	73.2%
• Cost of Offering	$50,000	1.0%
TOTAL FUNDS	**$5,000,000**	**100%**

Should the full investment offering not be fully subscribed, the total funds raised will be distributed per the "percentage total" detailed in the above illustration.

ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP – PRIVATE CROWDFUNDING BUSINESS

The Alternative Securities Market, LLC is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

The Alternative Securities Markets Group Corporation (herein also referred to as "*Alternative Securities Markets Group*") soft launched the "Alternative Securities Market" (www.AlternativeSecuritiesMarket.com) in June of 2014, with the Market opening to Investors on January 5th, 2015. The Alternative Securities Markets Group Corporation also begun the process in November of 2014 to register as a multi-state Registered Investment Advisory Firm (see Exhibits "ADV 1" and "ADV 2").

The **Alternative Securities Market** is the First Primary and Secondary Market for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market operates as a private, transparent equity and debt marketplace, offering market participants a comprehensive range of services to meet the needs of both "Issuers" and "Investors", including facilitating "*Initial Public Offerings*" for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities; as well as providing a trading facility for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market also supplies both market and listed company data. The total product offering on the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes and Convertible Debt Notes.

The Alternative Securities Markets Group Corporation is building the most informative and most efficient '*Global Alternative Securities Market*' – so that investors can effectively analyze, value and invest in Alternative Securities.

The Alternative Securities Market is divided into Four Market Tiers; the ASM Venture Market, the ASM Main Market, the ASM Global Private Market, and the Pooled Funds Market.

1. ASM Venture Market:
   - U.S. & Canadian Companies Only
   - Securities are issued pursuant to Regulation A & Regulation S
   - Open to investment by all U.S. and International Investors (accredited and non-accredited)
   - Minimum IPO: $100,000 USD
   - Maximum IPO: $1,000,000
   - Equity, Debt & Convertible Securities
   - Un-audited Financial Statement required at time of submission to the SEC
   - SEC Review and Qualification Requited prior to sale of any securities.
   - NASAA Coordinated Review and Approval to follow SEC qualification
2. ASM Main Market:
   - U.S. & Canadian Companies Only
   - Securities are issued pursuant to Regulation A and Regulation S
   - Open to all U.S. and International Investors (accredited and non-accredited)
   - Minimum IPO: $1,000,001 USD
   - Maximum IPO: $5,000,000 USD
   - Proposed New IPO Maximum: $50,000,000 USD (upon enactment of Regulation A Plus, Tier II)
   - Equity, Debt and Convertible Securities
   - Un-audited Financial Statement Required prior to submission to the SEC
   - SEC Review and Qualification Requited prior to sale of any securities.
   - NASAA Coordinated Review and Approval to follow SEC qualification
3. ASM Global Private Market:
   - U.S. Canadian and International Companies
   - Securities are issued pursuant to Regulation D (Rule 506) and Regulation S
   - Open to U.S. Accredited Investors and Qualified International Investors
   - Minimum IPO: $1,000,000 USD
   - Maximum IPO: No Maximum
   - Un-audited Financial Statement required at time of IPO
   - No SEC Review or Qualification Required prior to the sale of any securities
4. ASM Pooled Funds Market
   - Private Pooled Investment Funds (*Real Estate Funds, Private Equity Funds, Hedge Funds, etc*)
   - Securities are issued pursuant to Regulation A, Regulation D and Regulation S
   - Minimum IPO: $1,000,000 USD

- Maximum IPO: No Maximum
- Debt, Equity & Convertible Securities

The Alternative Securities Market has EIGHTEEN Market Segments:

1. Alternative Securities Markets Group Aviation and Aerospace Market
2. Alternative Securities Markets Group Biofuels Market
3. Alternative Securities Markets Group California Water Rights Market
4. Alternative Securities Markets Group Commercial Mortgage Clearinghouse
5. Alternative Securities Markets Group Energy Market
6. Alternative Securities Markets Group Entertainment and Media Market
7. Alternative Securities Markets Group Fashion and Textiles Market
8. Alternative Securities Markets Group Financial Services Market
9. Alternative Securities Markets Group Food and Beverage Market
10. Alternative Securities Markets Group Hotel and Hospitality Market
11. Alternative Securities Markets Group Life Settlement Market
12. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
13. Alternative Securities Markets Group Mining & Mineral Rights Market
14. Alternative Securities Markets Group Oil and Natural Gas Market
15. Alternative Securities Markets Group Restaurant and Nightclub Market
16. Alternative Securities Markets Group Residential Mortgage Clearinghouse
17. Alternative Securities Markets Group Retail and E-Commerce Market
18. Alternative Securities Markets Group New Technologies Market

The Company was formed to; (1) operate as both an Independent Primary and Secondary Market for the "Initial Public Offering of Securities to the investing public and for the establishment of a secondary trading market for the resale of securities for companies listed on the Alternative Securities Market", and (2) to act as a Private Equity Capital Partner to early stage and growth stage companies listed on the Alternative Securities Market. The Company invests into each portfolio company in the form of a "convertible debt". The investments range from $5,000 to $25,000, and a used to cover all costs of the Companies "up front" costs associated with a Direct Initial Public Offering, which include (but are not limited to):

- SEC and Federal Filing related costs (drafting, filing and comment answer)
- Legal Opinion Letter
- NASAA Coordinated Review, Approval and State Registration Fees

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- SEC Form 1-A Legal Drafting and Legal Compliance - $2,750
- SEC CIK Number Issuance - $0.00
- International Stock Identification Number: $500
- SEC Form 1-A Filing with the SEC (each submission of seven copies, includes: printing, binding, binding materials, paper materials, ink / toner and postage): $50
- NASAA Coordinated Review Submission - $450 for NINE States
- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000
    - Texas: $100 plus 1/10th of 1% of the Offering
    - New Jersey: $1,000
    - Pennsylvania: $500 Plus 1/20th of 1% of the Offering
    - Nevada: 0.02% of the Offering (Min: $200 / Max: $2,000)
    - Arizona: 1/10th of 1% of the Offering (Min: $200 / Max: $2,000)
    - Other State Chosen by the Company: $200 to $2750

All Above fees are to be fully recovered through the "Cost of Offering" portion of the Direct Public Offering.

The complete investment is fully recouped within ONE YEAR, and the Company remains a 3-5% equitable owner of the portfolio company for which it made the investments. All Companies also pay a $45 to $75 per month "Public Reporting Fee" during the offering period and after the offering period.

As an integral part of the Company's initial investment, the Company intends to partner with and help prepare its portfolio companies listed on the Alternative Securities Market to become public and meet the governance and eligibility requirements of a NASDAQ Capital Market listing. Because the Company believes that the initial public offering ("IPO") market is virtually non-existent for micro-cap companies, the Company intends that its portfolio of companies will "go public" initially through the filing of a Regulation A registration statement under the Securities Act or the Exchange Act. The Company intends to invest in and list on the Alternative Securities Market micro-cap companies that it believes will be able to file an S-1 or Form 10 registration statement with the U.S. Securities and Exchange Commission ("SEC") within approximately one to five years after the Company's initial investment and listing on the Alternative Securities Market. These registration statements will typically take the form of a resale registration statement filed by a portfolio company under the Securities Act coupled with a concurrent registration of the portfolio company's common stock under the Exchange Act, or alternatively a stand-alone registration statement registering the common stock of a portfolio listed company under the Exchange Act without a concurrent registered offering under the Securities Act.

While the Company expects the common stock of its portfolio companies to be quoted on the Over-the-Counter Securities Market (the OTCQB or OTCQX) following the completion of the portfolio company's capitalization on the "Alternative Securities Market", the Company intends to target investments in portfolio companies that it believes will be able to qualify for a NASDAQ Capital Market listing within approximately one to four years after completion listing and Initial Public Offering on the Alternative Securities Market. The Company can provide no assurance, however, that the micro-cap companies in which it invests and lists for Initial Public Offering on the Alternative Securities Market will be able to successfully complete the SEC registration process, or that they will be successful in obtaining a listing on the OTCQB, OTCQX or the NASDAQ Capital Market within the expected timeframe, if at all.

The Company intends to maximize its potential for capital appreciation by taking advantage of the premium it believes is generally associated with having a more liquid asset, such as a publicly traded security. Specifically, the Company believes that a NASDAQ Capital Market listing, if obtained, will generally provide the Company's portfolio companies with greater visibility, marketability, and liquidity than they would otherwise be able to achieve without such a listing. Since the Company intends to be a more patient investor, the Company believes that its Portfolio companies may have an even greater potential for capital appreciation if they are able to demonstrate sustained earnings growth and are correspondingly rewarded by the public markets with a price-to-earnings (P/E) multiple appropriately linked to earnings performance. The Company can provide no assurance, however, that the micro-cap companies in which the Company may invest and list on the Alternative Securities Market will be able to achieve such sustained earnings growth necessary, or that the public markets will recognize such growth, if any, with an appropriate market premium.

PUBLIC REPORTING REQUIREMENTS FOR COMPANIES LISTED ON THE ALTERNATIVE SECURITIES MARKET:

OPTION ONE: Public Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

OPTION TWO: Limited Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will also posted at www.AlternativeSecuritiesMarket.com where approved investors, potential new investors and investment banking professionals with issued usernames and passwords will have access to view the Company's Financial Statements. All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

OPTION THREE: Non-Reporting Company:

- **Quarterly Conference Calls:** Company agrees that the Company's Chief Executive Officer will participate in a Quarterly Conference Call with current investors, potential new investors and/or financial professionals that chose to participate in the conference call. During this Quarterly Conference Call with the CEO of the Company, the CEO will detail the "*current status of the company*" and detail where the CEO is taking the company in the future. Conference call will take place no sooner than ten days, and no greater than 30 days, from the release of the Company's quarterly financial release.CEO take make ample time to answer questions from conference call participants. Company agrees that the quarterly conference calls with the Company's CEO will posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be heard by registered users of www.AlternativeSecuritiesMarket.com.

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.AlternativeSecuritiesMarket.com where they may be viewed by registered users of www.AlternativeSecuritiesMarket.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

B. ALTERNATIVE SECURITIES MARKETS GROUP'S "RESIDENTIAL MORTGAGE AND COMMERCIAL MORTGAGE CLEARINGHOUSES"

The ***Alternative Securities Markets Group's Residential Mortgage Clearinghouse*** and the ***Alternative Securities Markets Group's Commercial Mortgage Clearinghouse*** are each the First Primary and Secondary Market Residential and Commercial Debt Market that is open for participation by all investors, including: U.S. Citizens, Non-U.S. Citizens, Private Individual Investors, Institutional Investors, Accredit Investors and Non-Accredited Investors.

The *Alternative Securities Markets Group's Residential Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / residential mortgage backed debt securities marketplace, offering market participants an ability to invest in residential mortgage backed / mortgage backed debt notes.

The *Alternative Securities Markets Group's Commercial Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / commercial mortgage backed debt securities marketplace, offering market participants an ability to invest in commercial mortgage backed / mortgage backed debt notes.

To understand the differences between the Alternative Securities Market's "Mortgage Clearinghouses" and the traditional "Mortgage-Backed Securities Market", it is important to understand how each of them work.

Mortgage-Backed Securities ("MBS"):

First, with the "Mortgage-Backed Securities", let's assume a consumer wants to buy a house, so they contact their bank or mortgage broker, and they go through an application, review and approval process, that concludes with a "closing" where the bank transfers money to a title company or escrow company, and the bank purchase money is then given to the seller (or to the title company to distribute to lien holders on the home being purchased), and the consumer agrees to repay the new mortgage loan according to a set schedule. The Mortgage Lender may then choose to hold the mortgage loan in its portfolio (i.e., simply collect the interest and principal payments over the next several years) or sell the loan.

If the Mortgage Lender sells the mortgage, the Mortgage Lender gets cash to make other loans. In assuming the Mortgage Lender sells the consumer's mortgage to a new Mortgage Servicer, which could be a governmental, quasi-governmental, or private entity. The new Mortgage Servicer then groups the consumer's mortgage loan with "similar mortgages" it has already purchased (referred to as pooling mortgages). The mortgages in the new "pool of mortgages" have common characteristics (i.e., similar interest rates, maturities, etc.).

The Mortgage Servicer then sells securities that represent an interest (generally a fractional interest) in the pool of mortgages, of which the consumer's mortgage is a small part (called "securitizing the mortgage pool"). The Mortgage Servicer sells these "Mortgage-Backed Securities" to investors in the "open market". With the funds from the sale of the Mortgage-Backed Securities, the Mortgage Servicer can purchase more mortgages and create more Mortgage-Backed Securities.

When the consumer makes their monthly mortgage payment to the Mortgage Lender, the Mortgage Lender keeps a "fee" or a "spread" and forwards the rest of the payment to the Mortgage Servicer. The Mortgage Servicer in turn takes a "fee" and passes what's left of the principal and interest payment from each consumer who has a loan in the mortgage pool to the investors who hold the Mortgage-Backed Securities.

There are two kinds of Mortgage-Backed Securities.

- *PASS-THROUGHS* or *PARTICIPATION CERTIFICATES (PCs),* represent a direct claim on the pool of mortgage loans.
- *COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)* or *REAL ESTATE MORTGAGE INVESTMENT CONDUITS (REMICs)*, are more complicated. These securities essentially take the interest and principal payments from several Mortgage-Backed Securities and create additional securities with varying maturities and coupons.

For Investors, a Mortgage-Backed Security is much like a "Bond". Most offer semi-annual or monthly income, and this payment frequency enhances the compounding effects of reinvestment. Prepayment risk is a large concern for Mortgage-Backed Securities Investors. When people move, for example, they sell their home, payoff their mortgage loan(s) with proceeds from the sale, and buy a new home with the new first mortgage. When interest rates fall, many homeowners refinance their mortgage loans. Meaning they obtain new, lower-rate mortgages and pay off the higher-rate mortgages with the loan proceeds. Like bonds, changes in interest rates affect Mortgage-Backed Securities prices, but the change is exacerbated by the fact that Mortgage-Backed Securities Investors are more likely to get their principal back early. The Investors might have to reinvest that principal at rates below what their Mortgage-Backed Securities were yielding.

PROBLEMS:

1. Investors in either of the two-types of Mortgage-Backed Securities are treated as "equals", meaning they share profits and losses equally.

2. An Originating Mortgage Lender is responsible for funding the entire first balance of the original mortgage loan. This long running and out-dated mortgage lending formula has lead to a mortgage lending with the same products and services for decades.

3. "To many hands in pot" – To many intermediaries and "service providers" dilute investors return potential with multiple levels of "fees" and "spreads" being paid out on a security that already pays below market returns.

4. To date, only institutional investors and the wealthy have been able to invest in Mortgage-Backed Securities, while more than 95% percent of Americans do not know what Mortgage-Backed Securities are, how they work, or have been able to invest in them.

Solution: The Alternative Securities Markets Group's Residential Mortgage Clearinghouse and Commercial Mortgage Clearinghouse

To understand how the "Alternative Securities Markets Group's Mortgage Clearinghouses" work, we will be using the exact same scenario as above. When a consumer wants to buy a home, the consumer will contact an Alternative Securities Markets Group Mortgage Banker and complete the mortgage loan application. After completion of the residential mortgage or commercial mortgage loan application, and at the completion of the an appraisal, the borrower will be placed in an appropriate risk category and a "blended rate of interest" will be given to the borrower (*see the risk category details on the next page*).

NOTE: All Alternative Securities Markets Group's Residential and Commercial Mortgage Clearinghouse Offerings are <u>NOT</u> subject to Income Verification and are <u>NOT</u> subject to sourcing or seasoning of down payments.

The Alternative Securities Markets Group's Residential Mortgage Clearinghouse proposed rates of interest (loan terms) are subject to a THIRTY POINT CLASSIFICATION SYSTEM. Residential Mortgage Borrowers must have a combined score of a minimum of ***<u>TEN POINTS</u>*** to participate.

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C. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Market, LLC.

The Issuer	Alternative Securities Market, LLC is a California Limited Liability Company.
Company Managers	Biography for Mr. Steven J. Muehler, the Company's Managing Member, can be found starting on Page 29 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one Secured Investment Certificate
Securities Offered	$5,000,000 in aggregate principal amount of Secured Investment Certificates
Term of the Offering	The Offering will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur: (1) the date is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.
Interest Rate	The Interest Rate for each Secured Investment Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes to the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such Rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective Investors in the Secured Investment Certificates should call the Company at (213) 407-4386, or consult the web page: http://www.AlternativeSecuritiesMarket.com.
Maturity Date	The Secured Investment Certificates will be offered in maturities of 6 to 18 months from the date issued, with a Fixed Interest Rate depending on the term.
Rollover at Maturity	When a Certificate matures, unless the Holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, the Company otherwise elects, it is automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current Interest Rate for newly Issued Certificates, based on the same term as originally elected by the Holder.
Interest Payment Dates	The Company will pay Interest on Secured Investment Certificates quarterly, Semi-annually or at Maturity, at the Holder's option.
Optional Prepayment	The Company may prepay some or all of the Secured Investment Certificates at the Company's option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to Fund the ongoing operations of the ALTERNATIVE SECURITIES MARKET
Collateral	The Company holds senior debt notes and minority stock equity positions in each of the Company's listed on the ALTERNATIVE SECURITIES MARKET as detailed at: http://www.AlternativeSecuritiesMarket.com. These debt notes and equity stocks in each of these companies are the "Assets" of the Company. Investors of the Company's Secured Investment Certificates will have a Senior Lien Position on all "Assets" of the Company, and this Senior Lien shall serve as the Collateral for all Company issued Secured Investment Certificates.
Guarantees	The Secured Investment Certificates are guaranteed by the Alternative Securities Markets Group Corporation.

Ranking	The Secured Investment Certificates will: • Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and; • Rank senior to all of the Company's future subordinated indebtedness, if any.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates
Governing Law	California

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Steven Joseph Muehler	***Senior Managing Member***	***Age: 39***

Mr. Steven Muehler is the Managing Member for Alternative Securities Market, LLC, and the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation.

A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into one of the leading CrowdFunding Markets, a multi-state Registered Investment Advisory Firm and a leading global alternative securities investment management firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on each of the Market Tiers Portfolio Management Committees.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding of the Alternative Securities Markets Group in the Fall of 2014, Mr. Muehler was a private capitalization consultant from 2008 to 2014. Mr. Muehler served four years in the United States Marine Corps (1995 to 1999) before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com; http://www.ASMGCorp.com, and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Market, LLC as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Market, LLC listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In December of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Market, LLC. will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, Managing Member	$150,000.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Equity Membership Units owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)	Equity Membership Units: 1,000 Units (100%)

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is the Alternative Securities Markets Group Corporation. The Alternative Securities Markets Group Corporation is owned 100% by its Founder and Chief Executive Officer, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler is also the Managing Member of Alternative Securities Market, LLC, and Mr. Muehler holds all voting rights for the Equity Membership Units of the Alternative Securities Markets Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of formation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

Secured Investment Certificates

A maximum of FIFTY THOUSAND Secured Investment Certificates are being offered to the public at $100.00 per Secured Investment Certificate. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Secured Investment Certificates are being offered by the Company and no Secured Investment Certificates are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Secured Investment Certificates.

Description of the Secured Investment Certificates:

The following description is a summary of the material provisions of the Secured Investment Certificates. It does not restate the terms and material provisions of the Secured Investment Certificates in their entirety. The Company urges you to read the Secured Investment Certificates because they, and not this description, will define your rights as a Holder of these Secured Investment Certificates. A copy of the proposed form of the Secured Investment Certificates is available to you upon request.

Brief Description of the Secured Investment Certificates:

The Secured Investment Certificates will be our secured obligations and will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Principal, Maturity and Interest:

The Secured Investment Certificates will be issued in the minimum amount of $100, and in multiples of $100. The Secured Investment Certificates will be offered at maturities of 6 to 18 months from the date issued, with a Fixed Interest Rate. The Company will typically issue Secured Investment Certificates on the same day or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's Bank.

The Interest Rate for each Secured Investment Certificate will be based on the formula set forth below and varies according to the term of the Secured Investment Certificate. The minimum and the maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate that day. Such rates are paid on all Secured Investment Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web page: http://www.AlternativeSecuritiesMarket.com.

The Interest Rates for each Certificate is based on the following formula and varies according to the term of the Certificates as follows:

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF NOVEMBER 3rd, 2014
6 MONTHS	Prime Plus 5%	8.25%
9 MONTHS	Prime Plus 6%	9.25%
12 MONTHS	Prime Plus 7%	10.25%
15 MONTHS	Prime Plus 8%	11.25%
18 MONTHS	Prime Plus 9%	12.25%

The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve.

The Company will pay interest on Secured Investment Certificates quarterly, semi-annually or at maturity, at the Holder's option.

For Example, if you invested $1,000 on January 8th, 2015:

1. The Wall Street Journal's Prime Rate that would be used would be the rate posted by the Wall Street Journal on Monday, January 5th, 2015.
2. The total Interest Rate that you would receive would be based on the term that you selected as set forth below; and
3. Your Interest Payments would be paid at maturity, for loans of TWELVE MONTHS OR LESS, or annually for loans of 15 months or 18 months as set forth below.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF NOVEMBER 3rd, 2014	INTEREST PAYMENTS AND PAYMENT DATES
6 MONTHS	Prime Plus 5%	8.25%	$41.25 on July 8th, 2015
9 MONTHS	Prime Plus 6%	9.25%	$69.38 on October 8th, 2015
12 MONTHS	Prime Plus 7%	10.25%	$102.50 on January 8th, 2015
15 MONTHS	Prime Plus 8%	11.25%	$112.50 on January 8th, 2015 $28.13 on April 8th, 2015
18 MONTHS	Prime Plus 9%	12.25%	$122.50 on January 8th, 2015 $61.25 on July 8th, 2015

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above, at your option, quarterly on each of March 8th, June 8th, September 8th and January 8th until Maturity.

Optional Prepayment:

The Secured Investment Certificates maybe prepaid in whole or in part at any time prior to their respective Maturity dates without premium or penalty.

Events of Default:

The Secured Investment Certificates provide that each of the following constitutes an "Event of Default" with respect to the Secured Investment Certificates:

1. The failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or
2. If the Company voluntarily files a petition under the Federal Bankruptcy Code, or under any similar or successor Federal Statute relating to Bankruptcy, Insolvency Arrangements, or Reorganizations; of if the Company fails to obtain a vacation or stay of Involuntary Proceedings brought for the Reorganization, Dissolution or Liquidation of the Company; or if the Company is adjudged a Bankrupt, or upon the Company's Dissolution, Business Failure or Discontinuance as a going concern business; or if a trustee or receive shall be appointed for the Company's property; or if there is an attachment, execution or other judicial seizure of any portion of the Company's assets, and such seizure is not discharged within ten (10) days.

In any Event of Default occurs and is continuing, at the option of the Holders, the entire outstanding principal balance due under the Secured Investment Certificates and all accrued and unpaid Interest on the Secured Investment Certificates will become immediately due and payable by the Company without further action or notice at the option of the Holders.

Form of Certificates:

All Secured Investment Certificates will be issued in fully registered form. The Company is entitled to treat the Registered Holder shown on its records as the owner of the Secured Investment Certificate for all purposes. Ownership of a Secured Investment Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Secured Investment Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity:

The Secured Investment Certificates will be subject to automatic rollover. Fifteen business days before the Maturity Date of the Secured Investment Certificate, the Company will send a notice to the Holder by First Class Mail at the Holder's address that the Secured Investment Certificate is going to mature and request whether the Holder wishes to let the Certificate rollover, or to be repaid. The Company will repay Holders who notify in TEN BUSINESS DAYS BEFORE THE MATURITY DATE that they wish to be repaid. Unless the Holder notifies the Company TEN BUSINESS DAYS BEFORE THE MATURITY date that it does not wish to let the Secured Investment Certificate rollover and presents the Secured Investment Certificate for payment, or the Company otherwise elects to repay the Secured Investment Certificate, the Secured Investment Certificate will be automatically rolled-over into a new Secured Investment Certificate at the Interest Rate then being offered by the Company based on the same term as the original Secured Investment Certificate. The Holder may elect to rollover all, or a portion of, the Secured Investment Certificates it owns. To determine the Interest Rate applicable to the rolled-over Secured Investment Certificates, Holders should call the Company at (213) 407-4386, or consult the web page: http://www.AlternativeSecuritiesMarket.com. The rolled-over Certificate will bear interest at the then current Interest Rate for newly issued Secured Investment Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Secured Investment Certificate, and the frequency and Interest Payments will be identical to the frequency of the original Secured Investment Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Secured Investment Certificates. In order to receive payment of principal upon maturity, the Holder must notify the Company TEN BUSINESS DAYS before the Secured Investment Certificate's Maturity Date that it elects not to let the Secured Investment Certificate rollover and it must present the Secured Investment Certificate to the Company for payment. Notification and delivery of the Secured Investment Certificate must be made to the Company's office located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, Attention: Investor Services, or by Email to: LEGAL@ALTERNATIVESECURITIESMARKET.COM, by the Secured Investment Certificate's Maturity Date. In order to be effective, such notification must be received at the Company's office, or by Email, by the Maturity Date. If the Company does not receive the notification by such time, the Secured Investment Certificate(s) will be rolled-over.

For example, if your original Secured Investment Certificate had a term of 15 months, and you elected to be paid interest quarterly, the rolled-over Secured Investment Certificate would also have a term of 15 months, interest would be paid quarterly and the Interest Rate would be based on the above formula for new Secured Investment Certificates with a term of 15 months. If you have any questions regarding the rollover of Secured Investment Certificates, please call the Company at (213) 407-4386.

Lost, Stolen or Destroyed Secured Investment Certificates: Issuance of New Secured Investment Certificates:

If a Holder loses his or her Secured Investment Certificate is stolen or destroyed, the Company will issue a new Secured Investment Certificate in the place of the lost, stolen or destroyed Secured Investment Certificate if the Holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Secured Investment Certificate or the issuance of a new Secured Investment Certificate.

Lack of Public Market

There is no public market for the Secured Investment Certificates, and none is expected to develop for their purchase or sale.

Financial Information Provided to Investors:

Beginning with the 2015 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all Holders of Certificates within 120 days after the end of each fiscal year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal Income Tax considerations relating to the acquisition, ownership and disposition of the Secured Investment Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Secured Investment Certificates for cash in this Offering at the initial Offering price and hold the Secured Investment Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of the U.S. Federal Income Taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with Holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. Dollar, certain U.S. expatriates or Holders who hold the Secured Investment Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. Federal Tax purposes. You should consult your own tax advisor as to the particular tax consequences to your of acquiring, holding or disposing of the Secured Investment Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Secured Investment Certificate that, for U.S. Federal Income Tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the Laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal Income Taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Secured Investment Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes) holds Secured Investment Certificates, then the U.S. Federal Income Tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Secured Investment Certificates of a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. Federal Income Tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Secured Investment Certificates will not be issued with original discount for U.S. Federal Income Tax purposes. In such case, if you are a U.S. Holder, interest on a Secured Investment Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. Federal Income Tax purposes.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate, you will generally recognize gain or loss for U.S. Federal Income Tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Secured Investment Certificate. Your adjusted tax basis in a Secured Investment Certificate will generally be equal to your cost of the Secured Investment Certificate, reduced by the principal payments you have previously received in respect of the Secured Investment Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Secured Investment Certificate exceeds on year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting

U.S. Federal Backup Withholding may apply to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. Federal Income Tax liability and may entitle such Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of Backup Withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Secured Investment Certificates to you will not be subject to U.S. Federal Income Tax (including branch profits or withholding tax), provided that:

- You do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of ALTERNATIVE SECURITIES MARKET, LLC;
- You are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- You are not a controlled foreign corporation for U.S. Federal Income Tax purposes that is, actually or constructively, related to the Company (as provided in the Code);
- The interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- You meet certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person with the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Secured Investment Certificate through a foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. Withholding Tax provided that:

- You are entitled to an exemption from or reduction in Withholding Tax or interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you must instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Secured Investment Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

Subject to the discussion below regarding Backup Withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. Federal Income Tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate.

- The gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with a applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- You are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- A portion of the gain represents accrued but unpaid interest, in which case the U.S. Federal Income Tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Secured Investment Certificate or gain from a disposition of the Secured Investment Certificate if effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. Federal Income Tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. Federal Income Tax, Backup Withholding and information reporting may apply to payments made by the Company (including the Company's paying agents) to you in respect of the Secured Investment Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. The Company (or its paying agents) may, however, report payments of interest on the Secured Investment Certificates.

The gross proceeds from the disposition of your Secured Investment Certificates may be subject to information reporting and Backup Withholding Tax at the applicable rate. If you sell your Secured Investment Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the Backup Withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not Backup Withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Secured Investment Certificates through the foreign office of a foreign broker that is, for U.S. Federal Income Tax purposes:

- A United States person (within the meaning of the Code);
- A controlled foreign corporation;
- A foreign person 50% of more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- A foreign partnership with certain connections to the United States

Unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, Backup Withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and Backup Withholding in your particular situation, the availability of an exemption from Backup Withholding and the procedure for obtaining such an exemption, if available. Backup Withholding is not an additional tax. Any amounts withheld under the Backup Withholding rules may be allowed as a credit against your U.S. Federal Income Tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. Federal Tax discussion set forth above is included for general information only and may not be applicable depending on the Holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Secured Investment Certificates, including the tax consequences under State, Local, Foreign, and other tax laws and the possible effects of changes in U.S. Federal and other Tax Laws.

(d) *Description of Company Equity Membership Units*

The Company is authorized by its Certificate of Formation to issue an aggregate of 1,000,000 shares of Equity Membership Units, $0.001 par value per share (the "Membership Unit"). As of December 1st, 2014 – 1,000 Equity Membership Units were issued and outstanding.

All outstanding shares of Equity Membership Units are of the same class and have equal rights and attributes. The holders of Equity Membership Units are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Equity Membership Units are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Equity Membership Units are being offered in the Offering Circular.

(b) *Background Information on other Equity Membership Unit Classes.* None

© Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of December 1st, 2014, there were ONE THOUSAND shares of our Equity Membership Units outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Market, LLC
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
November 18th, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Market, LLC
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
November 18th, 2014 (inception)

REVENUE	November 18th, 2014
• Total Revenues	$0.00
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Market, LLC
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
November 18th, 2014 (inception)

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, November 18th, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Market, LLC
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
November 18th, 2014 (inception)

CASH FLOWS FROM OPERATING ACTIVITIES	November 18th, 2014 (Inception)
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**November 18th, 2014 (Inception)**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**November 18th, 2014 (Inception)**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Market, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Securities Market, LLC, (the "Company") was organized in November of 2014 in the State of California. The Company was formed to; (1) operate as both an Independent Primary and Secondary Market for the "Initial Public Offering of Securities to the investing public and for the establishment of a secondary trading market for the resale of securities for companies listed on the Alternative Securities Market", and (2) to act as a Private Equity Capital Partner to early stage and growth stage companies listed on the Alternative Securities Market.

Alternative Securities Market, LLC is a Limited Liability Company in which ownership if documented in the form of Membership, not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relations to a member's percentage of ownership.

Upon its organization as a California Limited Liability Company, the Company issued 100% of its Equity Membership Units to "Alternative Securities Markets Group Corporation", a California Stock Corporation. The Chief Executive Officer of Alternative Securities Markets Group Corporation is Mr. Steven J. Muehler, who is also the Managing Member of Alternative Securities Market, LLC.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Market, LLC

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Managing Member

By: Alternative Securities Markets Group Corporation, Controlling Shareholder

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Founder and Chief Executive Officer
100% Owner of "Alternative Securities Markets Group Corporation"

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization & Operating Agreement	11
B	Subscription Agreement	06
C	Legal Opinion Letter	To be filed later

EXHIBIT A

LLC-1	**Articles of Organization of a Limited Liability Company (LLC)**

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to .

LLCs may not provide "professional services," as defined by California Corporations Code sections and .

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

This Space For Office Use Only

For questions about this form, go to

LLC Name (List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

① Alternative Securities Market, LLC

Proposed LLC Name

The name **must** include: LLC, L.L.C., Limited Liability Company, Limited Liability Co., Ltd. Liability Co. or Ltd. Liability Company; and **may not** include: bank, trust, trustee, incorporated, inc., corporation, or corp., insurer, or insurance company. For general entity name requirements and restrictions, go to .

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

LLC Addresses

③ a. 4050 Glencoe Avenue, Unit 210, Marina Del Rey CA 90292

Initial Street Address of Designated Office in CA - Do not list a P.O. Box *City (no abbreviations)* *State* *Zip*

b.

Initial Mailing Address of LLC, if different from 3a *City (no abbreviations)* *State* *Zip*

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

④ a. Mr. Steven Joseph Muehler

Agent's Name

b. 4050 Glencoe Avenue, Unit 210, Marina Del Rey CA 90292

*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* *City (no abbreviations)* *State* *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

✔ One Manager More Than One Manager All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.

[signature] Mr. Steven Jospeh Muehler

Organizer - Sign here *Print your name here*

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944228 Sacramento, CA 94244-2280	Secretary of State 1500 11th Street., 3rd Floor Sacramento, CA 95814

Alternative Securities Market, LLC

Operating Agreement

A. THIS OPERATING AGREEMENT of Alternative Securities Market, LLC (the "Company") is entered into as of the date set forth on the signature page hereto by each of the persons named in Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B. The Senior Managing Member has formed a Limited Liability Company under the Beverly-Killea Limited Liability Act ("California Limited Liability Company"). The Articles of Organization of the Company filed with the California Secretary of State are hereby adopted and approved by the Senior Managing Member.

C. The Senior Managing Member entered into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Senior Managing Member agrees as follows:

ARTICLE I: DEFINITIONS

Capitalized items used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the California Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means Alternative Securities Market, LLC, a California Limited Liability Company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes a, or remains a Member.

"Membership Interests" means either a Percentage Interest or Units, based on how ownership in the Company is expressed in Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the Holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 ***Initial Capital Contributions and Membership Interests.*** The Capital Contributions of the initial Member (Alternative Securities Markets Group Corporation), as well as the Membership Interest of the initial Member, is listed in Exhibit A, which is made part of this Agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests.

2.2 ***Subsequent Contribution.*** No Member shall be obligated to make additional capital contributions unless unanimously agreed to by all Members.

2.3 ***Capital Accounts.*** Individual Capital Accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and Company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable Tax Laws.

2.4 ***Interest.*** No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

2.5 ***Limited Liability.*** A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in this Agreement or as required by Law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 ***Allocations.*** The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 ***Distributions.*** The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Senior Managing Member in accordance with California Law.

ARTICLE 4: MANAGEMENT

4.1 ***Management.*** The business of the Company shall be managed by the Senior Managing Member. The initial Member has nominated and elected the person set forth in Exhibit B to serve as the Senior Managing Member of the Company. The Senior Managing Member shall serve at the pleasure of the Members and may be elected or removed by the Members holding a majority of the Membership Interests. Exhibit B shall be amended from time to time to reflect any changes in the Senior Managing Member or Managers. In the event of a dispute between Managers, final determination shall be made by a vote of the majority of the Managers. Any Managers may bind the Company in all matters in the ordinary course of business.

4.2 ***Meetings of Managers.*** Regular meetings of the Managers are not required, but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under California Law. In addition, actions may be taken without a meeting if all of the Managers sign a written consent reflecting the action taken.

4.3 ***Banking.*** The Senior Managing Member is authorized to set up on or more bank accounts and is authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the same name of the Company.

4.4 ***Officers.*** The Senior Managing Member is authorized to appoint one or more Officers from time to time. The Officers hold Office until their successors are chosen and qualified. Subject to any employment agreement entered into between the Officer and the Company, an Officer shall serve at the pleasure of the Senior Managing Member. The current Officers of the Company are listed on Exhibit C.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 ***Accounts.*** Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member, Managers or their authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member or Manager. The costs of such inspection and copying shall be borne by the Member or Manager.

5.2 ***Records.*** At all times during the term of existence of the Company, and beyond that term if the Senior Managing Member deems it necessary, the Managers shall keep or cause to be kept the following:

a) A current list of the full name and last know business or residence address of each Member and Manager, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

b) A copy of the Articles of Organization and any amendments;

c) Copies of the Company's Federal, State, and Local Income Tax or Information Returns and Reports, if any, for the six months recent taxable years; and

d) An original executed copy or counterparts of this Agreement and any Amendments.

5.3 ***Income Tax Returns.*** Within 45 days after the end of each taxable year, the Company shall use its best efforts to send each of the Members all information necessary for the Members to complete their Federal and State Income Tax or Information Returns and a copy of the Company's Federal, State, and Local Income Tax or Information Returns for such year.

5.4 ***Tax Matters Member.*** Mr. Steven Joseph Muehler, the Company's current Senior Managing Member, shall act as Tax Matters Member of the Company to represent (at the Company's expense) in connection with all examinations of the Company's affairs by Tax Authorities and to expend Company Funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP – MEETINGS, VOTING

6.1 ***Members and Voting Rights***. Members shall have the right and power to vote on all matters with respect to which this Agreement or California Law requires or permits such Member action. Voting shall be based on Membership Interests. Unless otherwise stated in this Agreement or under California Law, the vote to the Members holding a majority of the Membership Interests shall be required to approve or carry any action.

6.2 ***Meetings.*** Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company.

Meetings may be called by any Member or Members holding 10% or more of the Membership Interests, for the purpose of addressing any matters on which the Members may vote. A written notice shall be given not less than TEN (10) days, no more than SIXTY (60) days, before the date of the meeting to each Member entitled to vote at the meeting. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by California Law, including by conference telephone or similar communications equipment. In addition, notice to any meeting may be waived, and any action which could be taken at a meeting can be approved if a consent is in writing, stating the action to be taken is signed by the Holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 ***Withdrawal.*** A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the unanimous consent of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2 ***Restrictions on Transfer***. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A person, or any entity, who acquires Membership Interests in accordance with this section shall be admitted as a Member of the Company after the person, or entity, has agreed to be bound by the terms of this Operating Agreement by executing a consent in the form of Exhibit D.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 ***Dissolution.*** The Company shall be dissolved upon the first to occur of the following events.

a) The vote of the Members holding a majority of the outstanding Membership Interests to dissolve the Company.

b) Entry of a decree of judicial dissolution under section 17351 of the California Corporations Code.

c) At any time there are no Members, provide that the Company is not dissolved and is not required to be wound up if, within NINETY (90) days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 *No Automatic Dissolution upon Certain Events.* Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 ***Indemnification.*** The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, Officer, Employee, or other Agent of the Company, or was or is serving at the request of the Company as a Director, Manager, Officer, Employee, or other Agent of another Limited Liability Company, Corporation, Partnership, Joint Venture, Trust, or other Enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the Agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 ***Expenses.*** Expenses of each person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members or Managers, as the case may be, who are not seeking indemnification upon receipt of any undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 ***Entire Agreement; Amendment.*** This Agreement constitutes the whole and entire Agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 ***Governing Law, Severability***. This Agreement shall be constructed and enforced in accordance with the Internal Laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be constructed as though more narrowly drawn, if a narrower construction would avoid invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

10.3 ***Benefit.*** This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 ***Number and Gender.*** Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neutral gender shall include the male and the female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

10.5 ***No Third Party Beneficiary***. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below

Dated: NOVEMBER 18th, 2014

Mr. Steven Joseph Muehler
Senior Managing Member

Mr. Steven Joseph Muehler
Alternative Securities Markets Group Corporation
Chief Executive Officer / Controlling Shareholder

EXHIBIT A:

MEMBERS

The Following persons, or entities, are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name:	Capital Contribution ($)	Units
Alternative Securities Markets Group Corporation	$1,000	1,000 (100%)

EXHIBIT B:

MANAGERS

The Following persons is elected as the Senior Managing Member of the Company

- Mr. Steven Joseph Muehler

The Following person(s) are elected as Managing Member(s) of the Company

- None

EXHIBIT C:

OFFICERS

The Following person(s) are elected as Officers of the Company

- None

EXHIBIT D:

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Operating Agreement of Alternative Securities Market, LLC, as if the undersigned was a signatory thereof.

(Signature)

NAME: Steven J. Muehler

DATE: Nov. 18th, 2014

EXHIBIT B

Alternative Securities Market, LLC

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Investment Certificates: 1 to 50,000

Subject to the terms and conditions of the Secured Investment Certificates described in the Alternative Securities Market, LLC. Offering Circular dated November 18th, 2014 (the "Offering"), I hereby subscribe to purchase the number of Secured Investment Certificates set forth below for a purchase price of $100.00 per Secured Investment Certificate. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Market, LLC" evidencing $100.00 for each Secured Investment Certificate Subscribed, subject to a minimum of ONE Secured Investment Certificate ($100.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Market, LLC's Managing Member, and subject to additional conditions described in the Offering Circular. I further understand that the Managing Member of the Alternative Securities Market, LLC, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of Secured Investment Certificates that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Secured Investment Certificates of Alternative Securities Market, LLC, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per Secured Investment Certificate** (aggregate purchase price: $__________________).

CHOOSE THOSE THAT APPLY	NUMBER OF INVESTMENT CERTIFICATES	TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST DISTRIBUTION PAID TO INVESTOR	INTEREST RATES AS OF NOVEMBER 3rd, 2014
(__)	#________	5 YEARS	Prime Plus 5.75%	Monthly	9.00%
(__)	#________	10 YEARS	Prime Plus 7.00%	Monthly	10.25%
(__)	#________	15 YEARS	Prime Plus 7.75%	Monthly	11.00%
(__)	#________	20 YEARS	Prime Plus 8.25%	Monthly	11.50%
(__)	#________	30 YEARS	Prime Plus 8.75%	Monthly	12.00%

Made on ______________________________, 2014 by and between Alternative Securities Marke, LLC, a California Limited Liability Company (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND Secured Investment Certificates (the "Certificates") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Certificates indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Alternative Securities Market, LLC, C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Alternative Securities Market, LLC** in the amount of the aggregate purchase price of the Secured Investment Certificates subscribed (the "Certificates"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Certificates.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Certificates offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Certificates received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Secured Investment Certificates being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Certificates not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Certificates purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Certificates subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Certificates subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Certificates subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Certificates subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Certificates subscribed.

(c) The Certificates subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Certificate.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Certificates subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Certificates subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Certificates, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Market, LLC**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>**Severability**</u>. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Certificates and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Certificates are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Certificates are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Market, LLC.

By: ____
Mr. Steven J. Muehler, Managing Member

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number